UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2003

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:






Carole Pietak
Chairman of Administrative Committee
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                3

FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
         As of December 31, 2003 and December 31, 2002                 4


      Statements of Changes in Net Assets Available for
         Benefits for Years Ended December 31, 2003
         and December 31, 2002                                         5

      Notes to Financial Statements                               6 - 10


SUPPLEMENTAL SCHEDULES:

      Schedule H, Item 4i - Schedule of Assets Held for Investment
                            Purposes as of December 31, 2003          11

      Schedule H, Item 4j - Schedule of Reportable Transactions for
                            the Year Ended December 31, 2003          12

SIGNATURE PAGE                                                        13

EXHIBIT INDEX                                                         14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Administrative Committee
The Pep Boys Savings Plan - Puerto Rico
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico (the "Plan") as of
December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche, LLP
Philadelphia, Pennsylvania
June 22, 2004

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002
-----------------------------------------------------------------------------


                                                      2003             2002

ASSETS
------

INVESTMENTS:
    AET Stable Capital Fund II                    $   299,715       $  213,918
    AET Equity Index Fund II                          215,076          142,549
    Pep Boys Stock Fund - Puerto Rico               1,875,511          979,022
    Invesco Total Return Fund (Investor Class)        114,204           80,253
    AXP Bond Fund (Class Y)                            31,249           25,642
    AXP Small Company Index Fund (Class Y)             42,719           17,597
    Templeton Foreign Fund (Class A)                   32,196           10,384
    Loans to participants                             320,393          248,877
                                                 ------------      -----------
      Total investments                             2,931,063        1,718,242
                                                 ------------      -----------

CONTRIBUTIONS RECEIVABLE:
    Participant contributions                          16,786           16,713
    Employer contribution                               6,804            5,284
                                                 ------------      -----------
      Total contributions receivable                   23,590           21,997
                                                 ------------      -----------


NET ASSETS AVAILABLE FOR BENEFITS              $    2,954,653      $ 1,740,239
                                               ==============      ===========


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
-------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                      2003              2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Investment income:
       Dividend and interest income            $     25,365       $     27,325
       Interest on loans                             14,048             12,948
       Net realized and unrealized gain
        (loss) in fair value of
        investments                                1,015,022          (510,019)
                                                 -----------      -------------

       Total investment income (loss)              1,054,435          (469,746)
                                                 -----------      -------------

     Contributions:
       Participants                                 226,417            257,125
       Employer                                      98,630             93,280
                                                 -----------      -------------

       Total contributions                          325,047            350,405
                                                 -----------      -------------


         Total Additions (Reductions)             1,379,482           (119,341)


DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:

     Distributions paid to participants            (165,068)          (270,330)
                                                ------------      -------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
     FOR BENEFITS                                 1,214,414           (389,671)


NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                            1,740,239          2,129,910
                                                ------------      -------------


     End of year                               $  2,954,653       $  1,740,239
                                               =============      =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
-----------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 And December 31, 2002
-----------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------
     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

     Risks and Uncertainties
     -----------------------

     The Plan provides for investment options in mutual funds and common stock of the Plan sponsor. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Investments
     -----------

     The loan fund is stated at cost plus accrued interest(see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the plan year.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The information in these notes The Pep Boys Savings Plan - Puerto Rico (the "Plan") is provided for general purposes only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan was established on April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc. (the "Company") to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc.
     (the "Company") who have attained the age of 21, are a bona fide resident of Puerto Rico and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary deduction, may be any whole percentage from 1% to 10% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to 10% of their compensation with a maximum limit of $8,000 in 2003 and 2002, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Through August 30, 2002, company contributions were deposited in the Pep Boys Stock Fund - Puerto Rico. After September 1, 2002, company contributions are deposited in the same fund(s) and in the same proportion chosen by the participant for their contributions. Through
     August 30, 2002, participants age 55 or over had the option to transfer all of the Company's contributions into any of the other funds. Also effective as of September 1, 2002, any participant has the ability to transfer all or a portion of the balance from the Pep Boys Stock Fund - Puerto Rico into one or more of the other investments funds.


     Vesting
     -------

     Participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to 30 years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Participants may have up to two loans at one time and prepay loans in full at any time.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Puerto Rico Department of Treasury has issued a determination letter (December 22, 1998) indicating that the Plan meets the requirements of
     Section 1165(a) of the Puerto Rico Internal Revenue Code of
     1994, (the "Code"). Accordingly, the Plan's related trust is exempt from taxation under Section 1165(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company, except the loan administration fees. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 2003, the members of the Plan Committee and their positions with the Company were:

         Carole Pietak             Vice President - Human Resources

         Harry Yanowitz            Senior Vice President -
                                   Strategy & Business Development

         Bernard K. McElroy        Vice President - Chief Accounting Officer &
                                   Treasurer


     At December 31, 2003, the Plan trustee was:

         Oriental Bank & Trust

     Under the provisions of ERISA, all of the above are "parties-in-interest."

3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Each participant, via the Internet or through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%.

     The prospectuses for these investment programs describe the funds as follows:

     AET STABLE CAPITAL FUND II
     --------------------------

     The American Express Trust Stable Capital Fund II is designed to provide the lowest risk of all seven investment funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Capital Fund I (a stable value pooled fund).

     AET EQUITY INDEX FUND II
     ------------------------

     The American Express Trust Equity Index Fund II seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the AXP Small Company Index Fund or Templeton Foreign Fund.

     PEP BOYS STOCK FUND - PUERTO RICO
     ---------------------------------

     The Pep Boys Stock Fund - Puerto Rico is invested primarily in
     The Pep Boys-Manny, Moe & Jack Common Stock and a small amount of short-term investments. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile. At December 31, 2003 and 2002, the Pep Boys Stock Fund - Puerto Rico held 81,265 shares ($22.87 per share) and 82,799 shares ($11.60 per share), respectively, of The Pep Boys - Manny, Moe & Jack common stock.

     INVESCO TOTAL RETURN FUND (Investor Class)
     ------------------------------------------

     The Invesco Total Return Fund seeks to provide long-term growth of capital, as well as current income. To meet this objective, the fund invests in common stocks of companies generally listed on major exchanges. Although the fund manager looks for stocks that perform well over a variety of market cycles, the value of the contributions to the plan may go up or down as stock market values change.




     AXP BOND FUND (Class Y)
     -----------------------

     The AXP Bond Fund invests in a diversified portfolio of high-quality corporate bonds. To increase its return, the fund may also invest in lower-quality bonds and foreign bonds. The primary goal of this fund is to earn a high level of interest income; a secondary consideration is long-term bond appreciation. This fund offers low to moderate risk and moderate returns.

     AXP SMALL COMPANY INDEX FUND (Class Y)
     --------------------------------------

     The AXP Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P SmallCap 600).
     To achieve this, the fund invests primarily in some or all of the securities that make up the S&P 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     TEMPLETON FOREIGN FUND (Class A)
     --------------------------------

     The Templeton Foreign Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.


     LOAN FUND
     ---------

     Loan Fund is the cumulative balance of all employee loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.


     INVESTMENT OPTION CHANGES
     -------------------------

     As of February 1, 2004, the Plan's Administrative Committee determined the following investment funds would be closed to further investment and participation by Plan participants:

        Invesco Total Return Fund (Investor Class)
        AXP Bond Fund (Class Y)

     Participants with contributions in these funds could elect to direct their future contributions and participant balances in these funds into the other funds offered by the Plan. If no election was made, the Plan transferred the participants' contributions and balances as follows:

        From                                       To
        ----------                                 ----------
        Invesco Total                              Fidelity Freedom 2010 Fund
          Return Fund (Investor Class)

        AXP Bond Fund (Class Y)                    PIMCO Total Return Fund
                                                     (Institutional Class)

     Effective February 1, 2004, additional investment fund options are offered by the Plan as follows:

        Fidelity Freedom 2010 Fund
        Fidelity Freedom 2020 Fund
        Fidelity Freedom 2030 Fund
        Fidelity Freedom 2040 Fund
        PIMCO Total Return Fund (Institutional Class)

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------------
SCHEDULE H
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As Of December 31, 2003
---------------------------------------------------------------------------------------------------
                                                                                            CURRENT
                  IDENTITY                             DESCRIPTION          COST             VALUE
---------------------------------------------------------------------------------------------------





AET STABLE CAPITAL FUND II*                           Mutual Fund,        $295,880         $299,715
                                                      17,217 shares

AET EQUITY INDEX FUND II*                             Mutual Fund,         190,261          215,076
                                                       6,779 shares

PEP BOYS STOCK FUND - PUERTO RICO
    The Pep Boys - Manny, Moe & Jack Common Stock*    81,265 shares        693,045        1,858,531
    AET Money Market I*                               16,980 shares         16,980           16,980

INVESCO TOTAL RETURN FUND (Investor Class)            Mutual Fund,         108,625          114,204
                                                       4,770 shares

AXP BOND FUND (Class Y)*                              Mutual Fund,          30,949           31,249
                                                       6,430 shares

AXP SMALL COMPANY INDEX FUND (Class Y)*               Mutual Fund,          35,599           42,719
                                                       5,757 shares

TEMPLETON FOREIGN FUND (Class A)                      Mutual Fund,          28,225           32,196
                                                       3,026 shares

LOANS TO PARTICIPANTS* - 5.00% - 10.50%  2003-2008                         320,393          320,393

                                                                       -----------      -----------
                                                                        $1,719,957       $2,931,063
                                                                       ===========      ===========
* Indicates party-in-interest to the Plan


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
SCHEDULE H
ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED December 31, 2003
----------------------------------------------


Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 2003:

                                                                              Number of        Aggregate
   Identity of Party                                      Description         Transactions       Change
------------------------                             ---------------------   ------------     ----------


 NO TRANSACTIONS QUALIFIED FOR THIS SECTION.


Individual security transactions for 2003 exceeding 5% of net assets at January 1, 2003:


   Identity of Party             Description           Sale        Purchase
------------------------    ---------------------   ----------    ----------


 NO TRANSACTIONS QUALIFIED FOR THIS SECTION.



SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                      THE PEP BOYS SAVINGS PLAN - PUERTO RICO
                                      ---------------------------------------






      DATE: June 25, 2004                          BY:  /s/Carole Pietak
            -------------                        ----------------------------
                                                           Carole Pietak
                                                 Chairman of Administrative
                                                 Committee

EXHIBIT INDEX
=============





       Exhibit No.            Item
       -----------            ----





          23                  Consent of Deloitte & Touche LLP